FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

March, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

(Exact name of Registrant as specified in its charter)

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, February 29, 2012

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Av. Bernardo O’Higgins 1449

Santiago

REF: SIGNIFICANT EVENT

Dear Sir,

In accordance with clauses 9° and 10°, subsection 2 of the Securities Market Law 18,045 and General Rule 30, and duly authorized by the Board of Directors for this purpose, I inform the Superintendency of the following significant event:

The Board of Directors, at its ordinary meeting held on February 29, 2012, agreed to amend the Dividend Policy for 2011 informed at the Ordinary Shareholders’ Meeting held on April 26, 2011. The amendment consists in reducing the 2011 dividend payout ratio from 55% to 50%.

Accordingly, the Board will propose to the Endesa Chile Ordinary Shareholders’ Meeting, to be held in April, 2012, to distribute a total dividend of Ch$ 27.24259 per share, which would represent a total distribution of Ch$223,437,021,500. From this amount, the interim dividend of Ch$ 5.08439 per share, paid in January 2012, would be deducted. Therefore, subject to approval by the Ordinary Shareholders’ Meeting, the final dividend to be distributed to shareholders will amount to Ch$ 22.1582 per share, payable at a date to be determined by the Company.

Yours sincerely,

                                                                                                                  Joaquín Galindo Vélez

                                                                                                                  Chief Executive Officer

                                                                                                                        Endesa Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: March 01, 2012